September 30, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Terence O’Brien

Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             Crocs, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 2, 2015

Response Dated August 13, 2015

File No. 0-51754

Dear Mr. O’Brien:

Crocs, Inc. (the “Company,” “we,” “us” and “our”) submits this response to the additional comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 11, 2015 relating to our response letter dated August 13, 2015.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-K for the Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Years Ended December 31, 2014 to 2013, page 42

1.                                   We note your response to our comment 1 from our letter dated July 29, 2015. The income tax provision impacted net income by 42% and by 83% in 2014 and 2013, respectively. Given the materiality of impact, the explanation in MD&A must fully address each of the material causal factors and quantify the impact of significant unusual or non-recurring items. Based on your response, it is not clear that the explanations on pages 42 and 47 of your 10-K fully address the requirements outlined in Item 303(a)(3)(i) of Regulation S-K and Instruction 3 thereto. For example, there is no MD&A explanation as to why and how your state tax expense changed from a $.6m benefit in 2013 to a $2.6m expense in 2014 even though your domestic pre-tax loss increased over 300% per page F-36. The unexplained spike in state tax expense exceeds 50% of net loss. Further, there is no explanation as to why and how your tax benefit associated with “Advance Pricing Agreements” increased from $18.4 million in 2013 to $30.4 million in 2014. This increase exceeds 200% of net loss. It is not clear whether the magnitude of these tax benefits is expected to continue or whether there are any known uncertainties regarding the impact of these agreements on future operating results. Also, there is no disclosure concerning the significant increase in non-deductible/non-taxable items, which impact exceeded 100% of your tax provision, and whether management views this item as recurring. In addition, there is no disclosure explaining how and why your indefinite reinvestment assertion generated $11.7 million of tax expense in 2013 and a $4 million benefit in 2014. The corresponding impact on your tax provision exceeds 100% and 20% in those respective periods and the causal factors are not clear. Please clarify whether you intend to expand your MD&A disclosure to fully address each of the items addressed in this comment when applicable to periods included in your filings. See also Section 501.12.b.4 of the Financial Reporting Codification.

Response:  Regarding your question on the material factors impacting the tax provision, we noted in our initial response to comment 1 in our letter dated August 13, 2015 that the total tax provisions were significantly different in 2013 and 2014 due to a number of reasons. Based on all of the adjustments impacting the tax expense recognized in those periods, we intend to expand the explanations in the MD&A disclosure in future filings to more fully address the items causing the significant differences. We intend to make all disclosures based on the guidance outlined in Item 303(a)(3)(i) of Regulation S-K and Instruction 3 thereto.  We intend to include disclosure in MD&A for all applicable periods similar to that detailed below for the year ended December 31, 2014, including in instances where the magnitude of changes year-over-year in the tax expense warrants clarifying explanations:

Income tax expense

During the year ended December 31, 2014, we recognized an income tax benefit of $3.6 million on pre-tax book loss of $8.5 million, representing an effective tax rate of 42.4% compared to an expense of $49.5 million on pre-tax book income of $59.9 million in 2013, which represented an effective tax rate of 82.6%. The drivers of the change from an income tax benefit in 2014 compared to the income tax expense in 2013 are primarily driven by the recurring items of permanent book and tax differences in relationship to the large fluctuation in pre-tax earnings between 2013 and 2014 as described in more detail below. The percentage of the effective tax rate of an item which is consistent in dollar value from one year to the next will be significantly different in percentage terms under these significantly different pre-tax loss or income in the years presented.  Based on this, the principal drivers impacting individual items disclosed in our rate reconciliation in Note 12 include:

•                  The increase in state income taxes is principally driven by pre-tax book income in relevant tax jurisdictions. During 2013, the Company recorded a pre-tax loss of $15.5 million, and recorded a state tax benefit of approximately $ 0.6 million, or a rate of 3.6%. During 2013, the Company also recorded a one-time true up and other small state related items which reduced the state tax benefit.  During 2014, the Company recorded pre-tax earnings of approximately $70.9 million, and recorded a state tax provision of $2.6 million, or a rate of 3.6%.  The fluctuation in earnings or loss from other jurisdictions not subject to state income taxes as compared to total pre-tax income or loss is the primary driver of this increase.

•                  The effective tax rate for non-deductible/non-taxable items changed from 2013 (3.4%) to 2014 (115.8%) primarily due to the non-taxable nature of sizable foreign currency exchange gains in 2014 as well as a dividend distribution received by a subsidiary which is not taxable in the local jurisdiction. These items did not occur in 2013, and it is not anticipated that these items will continue to occur on a regular basis.

•                  The increase in the Effect of Rate Differences line of the rate reconciliation from (47.8%) in 2013 to (62.2%) in 2014 is principally driven by differences in pre-tax book income between the periods compared, and the sourcing of this income which is subject to different jurisdiction tax rates. The primary items included in this line item are the differences in foreign income tax rates from the expected U.S. federal rate, of which this overall result is directly impacted by the proportion of foreign pre-tax earnings to U.S. pre-tax earnings in the consolidated tax provision. More specifically, this U.S. federal income tax rate was $13.8 million during 2013 and $16.9 million during 2014. While the absolute dollar amounts are not significantly different, when compared to the expected U.S. federal tax rate, on significantly different levels of total pre-tax earnings or loss ($60.0 million in 2013 and ($8.5) million in 2014) which result from larger fluctuations in income or loss from foreign jurisdictions subject to lower tax rates, the results on the effective tax rate are materially different.

•                  The impact of US Tax on Foreign Earnings also reflected a similar effective rate swing (as measured by percentage) due to impacts of recurring items on the rate reconciliation in proportion to expected tax on pre-tax earnings. Specific examples include the impact of foreign inclusions including Subpart F income, Section 78 gross-ups, and related foreign tax credits. During 2013, inclusions for these items resulted in $3.2 million of tax expense, reflecting a 5.4% impact on the total provision. During 2014, inclusions for these items resulted in a benefit of $4.2 million, reflecting a 49.1% impact on the total provision. While these amounts are directly related to business results during a specific period, all are normal and recurring inclusions. Another item that contributed to the overall rate reconciliation impact of US Tax on Foreign Earnings is the difference between 2013 and 2014 accruals related to the indefinite reinvestment assertion under ASC 740-30. In 2013 net US tax of $8.5 million was accrued on foreign earnings, which contributed to the Company’s deferred tax liability for this item. In 2014, no additional accrual was made, and the rate reconciliation included the reversal of a portion of that deferred tax liability resulting from the current inclusion of foreign dividends, resulting in a tax benefit of $4.0 million related to the liability reversal.

•                  For 2014, the valuation allowance reflected on the cumulative schedule of deferred tax assets is the result of the net change of approximately $5.4 million as noted on the rate reconciliation, or (62.8%). A portion of the net change in valuation allowance reflected on the balance sheet in the amount of $3.9 million reflects a reduction in the valuation allowance balance which does not impact the tax provision recorded as it results from cumulative translation adjustments which is recorded directly to equity. The specific circumstances regarding management’s assertion of the realizability of certain deferred tax assets is discussed as part of the disclosure in Note 12.

•                  As it relates to the rate reconciliation impact of Uncertain Tax Positions, the primary items included in this line item are audit settlements (noted as part of the tax position tabular disclosure), plus accrued interest expense. Note that the interest component, while carried as a liability on the balance sheet and recorded as a component of tax expense, is excluded from the tabular disclosure pursuant to the guidance under ASC 740-10-50. The movement relative to the table, including amounts that impact the effective tax rate, is discussed in Note 12. The net benefit related to audit settlements is not expected to recur in future periods. The recognition of uncertain tax benefits line in the rate reconciliation includes the gross impact of positions effectively settled relative to the audit assessments.

Item 8: Financial Statements and Supplementary Data

Note 1 — Organization & Summary of Significant Accounting Policies, F-9

2.              We note your response to our comment 2 in our letter dated July 29, 2015. Based on your accounts receivable aging statistics, the amount of aged accounts receivable is much higher than the amount included as a reserve in your allowance for doubtful accounts as of June 30, 2015. In that regard, please tell us how you concluded that the balance of your allowance for doubtful accounts as of June 30, 2015 was adequate. In providing your response, please provide us with your accounts receivable aging analysis as of August 31, 2015. Furthermore, we remind you that the significant increase in your aged accounts receivable and related allowance for doubtful accounts reserve primarily driven by the China macro-economic issues appears to be a known factor materially impacting your operating results and liquidity. As such, your disclosures in your MD&A should include expanded disclosure related to any known material uncertainties. See Item 303(a)(1) and Item 303(a)(3) of Regulation S-K. See also Section 501.12 and 501.13 of the Financial Reporting Codification.

Response: As noted in our response to comment 2 in our letter dated August 13, 2015, in December 2014, we established payment plans with all of our China distributors which required them to pay off their 2014 receivable balances in 2015.  The payment plans became effective in January 2015 and, under the terms of the payment plans, China distributors are required to: (i) remain current on outstanding balances associated with 2015 purchases, in accordance with our payment terms, which are generally 90 days for our China distributors and (ii) adhere to the terms of their respective payment plans associated with their 2014 receivable balances.  In the event a distributor does not adhere to these arrangements they become ineligible to purchase additional inventory and the collectability of their accounts is re-assessed to determine if an additional reserve is required.

As of May 31, 2015, all of our China distributors were in compliance with the terms of their respective payment plans.  For the quarter ended June 30, 2015, we performed our detailed quarterly analysis of the receivable aging balances which takes into consideration both the individual China distributors’ accounts and the consolidated China accounts receivable aging status.  At the time of the June 30, 2015, accounts receivable analysis, we noted nine of our China distributors (which accounts for approximately 18% of the total) made payments that were less than the required amount under the terms of their respective payment plans.  As a result of these short-payments, we placed the accounts of these nine distributors on hold, in accordance with the payment plan policy.  We also considered each of these distributor’s respective payment histories and we increased our reserves for these distributors as a result of this analysis.  We then performed our accounts receivable aging analysis by applying our China specific receivable reserve percentages, which are based on historic collection rates, to each receivable aging category.  We believe our historic collection rates were the best metric to reflect collectability risk as of June 30, 2015, as over 80% of our China distributors were current on their pre-defined payment obligations, and thus we anticipated they would continue to perform in line with our past experience.  As a result these analyses, we concluded additional reserves of approximately $3.9 million were required. Upon increasing the reserves by the additional $3.9 million, we concluded the valuation allowances applied to our China operations were adequate as of June 30, 2015 based on all information available as of the August 7, 2015, filing date of our Form 10-Q for the quarter ended June 30, 2015.  In assessing the adequacy of our reserves, we considered the following: (i) the payment history of each distributor, (ii) the aging of the accounts receivable balances, (iii) management’s discussions with specific China distributors and (iv) the anticipated impact of the China macro-economic environment, in accordance with ASC 310-10-35-10.

Our reserve assessment noted the majority of our China distributors were in compliance with the terms of their payment plans as of the filing date of our Form 10-Q for the quarter ended June 30, 2015.  We determined the total allowance for doubtful accounts of $12.3 million for our China operations, inclusive of the above mentioned additional reserve of $3.9 million, was sufficient to support both the collection risk associated with the distributors that were not in compliance with their payment plans and the collection risk associated with the aging of the receivable balances.  This assessment is also performed by considering all reserves that are reflected against the China receivable balance including (i) allowance for doubtful accounts of $12.3 million, (ii) rebates reserves of $7.5 million, (iii) mark-down allowances of $2.5 million and (iv) returns reserves of $1.0 million.  Accordingly, for our China operations we have total reserves and allowances of $23.3 million against a gross accounts receivable balance of $63.1 million (for a total reserve rate of 36.9%).

Finally we considered the China macro-economic environment which included an assessment of China’s labor market and the average income per capita in China.  We selected these metrics as we believe the performance of our distributors is closely tied to the level of discretionary income available in the markets in which they operate.  Specifically, we considered the IMF Working Paper on China’s labor market, dated July 2015, and noted the labor market in China was anticipated to remain resilient.  Accordingly, as of the filing date of our Form 10-Q for the quarter ended June 30, 2015, we did not believe the macro-economic environment in China was likely to have a significant negative impact on future collection rates relative to our historical collection experience.

In addition to the above discussed regional analyses of our accounts receivable balances, we also perform a high-level Company analysis to assess the reasonableness of our reserves on a consolidated basis.  In performing this analysis we note that the total reserves and allowances as a percent of gross accounts receivable decreases in the first and second quarters due to the seasonal nature of our business.  Specifically, we note the majority of our sales volumes occur in the first half of the year which increases both our current accounts receivable balance and our total gross receivable balance in those periods.

In accordance with our global quarterly close process, we perform an accounts receivable aging analysis at the end of each quarter.  For the analysis performed on the China receivables, we considered the distributor’s payment history, among other factors, to assess the adequacy of our allowance for doubtful accounts.  Accordingly, we did not perform a formal accounts receivable aging analysis as of August 31, 2015, so we are unable to provide the Staff with the requested analysis.  Rather, this analysis will be performed as of September 30, 2015, after the end of the fiscal quarter.  Our preliminary monthly assessment of the third quarter 2015 payment history of our China distributors indicates additional reserves may be required as of September 30, 2015.  This assessment is based on the observation that, subsequent to the filing date of our Form 10-Q for the quarter ended June 30, 2015, additional distributors have violated the terms of their repayment plans, including several distributors who failed to make any payments in the month of August 2015.  As our China distributors generally make payments during the last week of each month, this additional shortfall was not recognized until the end of August.  We have also been negatively impacted by the recent decline of the Yuan relative to the US dollar and the macro-economic decline in China has had a more persistent impact on our China results than previously anticipated.  On a go forward basis, we are evaluating if collectability is reasonably assured on a distributor by distributor basis to determine if revenue should be recognized for certain distributors on a cash basis.

In considering the potential impact of the loss of revenue from our China operations on the liquidity of the Company as a whole we noted the following:

1.              For the year 2014, China operations provided a net loss of cash flows from operations of $1.1 million,

2.              China is less than 10% of Crocs’ global sales and has been declining as a percentage of the overall business and,

3.              In 2014 our China operations generated a loss and it is expected to experience a loss in operations in 2015.

Based on the above analysis, and considering the Company’s current cash position, we believe that further declines in our China operations will not cause a material adverse impact on the liquidity position of the Company.

The Company acknowledges the Staff’s comment regarding the additional disclosures required in our MD&A related to known material uncertainties regarding the China macro-economic issues and their potential impact upon our operating results.  We intend to expand the explanations in the MD&A disclosure to more fully address these material uncertainties in accordance with the guidance outlined in Item 303(a)(1) and Item 303(a)(3) of Regulation S-K. We intend to include a disclosure similar to that detailed below for all applicable future periods:

Asia Pacific Operating Segment

We continue to experience challenges in our Asia Pacific operating segment primarily due to adverse macroeconomic conditions and overall weakness in China’s economy which has resulted in a decrease in revenue from our Asia Pacific segment of $XX.X million, or XX.X%, during the three months ended September 30, 2015 compared to the same period in 2014.

Macroeconomic conditions in China have deteriorated over the past several quarters which has negatively impacted sales volumes in the China market resulting in decreased revenue from our China operations of $X.X million for the nine months ended September 30, 2015 as compared to the same period in 2014.  Additionally, the deterioration in China’s macroeconomic conditions has resulted in lower collections from certain of our China distributors.  In response to the reduced rate of collection from our China distributors, we have increased our allowances by $X.X million for our China distributors for the three months ended September 30, 2015.

If the economic conditions in China continued to decline, we may experience further reductions in consumer demand in our China markets and experience additional losses on accounts receivable due from distributors.  As our China operations represent approximately 10% of our total revenue, the net impact of declining sales volumes in China and additional reserves for doubtful accounts could have a material adverse impact on our financial results in future periods.

We also respectfully refer the Staff to our Form 10-K where we discussed uncertainty around global economic conditions, including in China, in our risk factors on page 13 titled “Uncertainty about current and future global economic conditions may adversely affect consumer spending and the financial health of our customers and others with whom we do business which may adversely affect our financial condition, results of operations and cash resources.”

3.              We note your response to our comment 3 in our letter dated July 29, 2015, and your disclosure that, “In the event a portion of the distributor’s accounts receivable balance becomes past due, we can, at our discretion: (1) allow the rebates associated with the past due distributor to expire or (2) allow rebates associated with the past due distributor to continue to accrue and/or remain reserved until the distributor’s receivable balance becomes current.” In order to better understand your policy for your rebate programs, please tell us how you account for your rebates that are allowed to expire and where you classify those instances in your consolidated statement of operations. Furthermore and in that regard, it appears you recorded/released a significant amount related to the rebates reserves previously recognized during the three months ended March 31, 2015, and then subsequently increased your reserve for the three months ended June 30, 2015. In order to better understand the facts and circumstances and related accounting for each of the periods, please tell us the following:

•                  How much of the amount released during the three months ended March 31, 2015 related to rebates earned due to distributors paying their outstanding receivables and how much of the release was due to you determining that the rebates have expired. In providing your response, please tell us how much of the release impacted your earnings for the three months ended March 31, 2015;

•                  How you determined the adequacy of the rebate reserve as of June 30, 2015; and

•                  The specific rebate programs you had during the six months ended June 30, 2015. In providing your response, please tell us the terms of the programs (i.e. what incentives is the distributor receiving for promptly paying), the results of those rebate programs for the six months ended June 30, 2015 along with the amount of related accounts receivables outstanding as of June 30, 2015 that were still covered by those programs.

Response: All rebates released during the three months ended March 31, 2015, were applied against the receivables balances of distributors who met each of the terms of the rebate programs, including being in compliance with their respective repayment agreements.  Accordingly, none of the released rebates impacted earnings for the three months ended March 31, 2015.  The Company does not have a history of releasing significant amounts of rebates as a result of expiration.  For the 2014 rebates, the Company elected to allow the rebates of China distributors with past due balances to remain in reserve until such distributor’s receivable balance becomes current, at which point the rebates will be applied to the distributor’s accounts receivable balance.  Management uses its best efforts to assist distributors in realizing their rebate incentives as a method of motivating distributors to increase product purchases and to properly promote our products.  The terms of the rebate program provide management with discretion to either allow rebate incentives to continue to accrue or to allow rebate incentives to expire.

As noted in our response to comment 2 in our letter dated August 13, 2015, all rebate incentives associated with our China distributors are reserved in accordance with ASC 605-50-25-7 as a percent of sales, based on each distributor’s maximum rebate potential, as we have a history of providing rebate incentives at their maximum allowable value.  Accordingly, the rebate incentives for our China distributors are not based on a statistical metric but rather are based on the total rebate programs offered and the incentives remain accrued until the Company determines the distributor will not qualify for the incentive.  In the event we determine a distributor will be unable to realize their rebate potential, as a result of not satisfying their payment obligations, we do not reverse the rebate accrual, but rather consider the circumstances under which the distributor's right to the rebate expired when evaluating the collectability of the remaining net receivable balance (inclusive of recorded valuation and rebate reserves).

Historically, all China rebate programs have been based on specific performance metrics (including sales volume, quality of stores, branding, customer service, data integrity, etc.).  As noted in our response to comment 2 in our letter dated August 13, 2015, during the fourth quarter of 2014, we began providing our China distributors with additional sales incentives to help them liquidate their excess inventory thereby improving their working capital position to increasing our cash collections on outstanding receivable balances.  These incentives were not part of the original 2014 sales agreements with our distributors.  The first of these incentives was the Golden Month promotion which allowed the distributors, at management’s discretion, to earn a rebate based on specific inventory items sold by the distributors between September 27, 2014 and October 26, 2014 contingent upon certain outstanding receivable balances being paid on or before November 30, 2014.  This program was subsequently expanded in the form of an additional Accounts Receivable Incentive Plan that provided additional rebates, also at management’s discretion, to certain distributors for paying down their outstanding accounts receivable balance on or before December 31, 2014.

Our current rebate incentive programs include the following:

1.              Sales Volume Rebates — These rebates are award based on the quantity of items our distributors purchase from us.

2.              Early Payment Rebates — These rebates are awarded for customers who pay early.

3.              Annual Growth Incentive Rebates — These rebates are for the appropriate use of decorations and displays.

4.              Store Expansion Rebates — These rebates are for opening new store locations and increasing sales volumes in existing stores.

5.              Data Accuracy Rebate Awards — These awards are for providing us with accurate data for our internal analysis.

Our gross accounts receivable for our China operations as of June 30, 2015 was approximately $63.1 million.  This amount was reduced by total reserves of $23.3 million including: (i) allowance for doubtful accounts of $12.3 million, (ii) rebates reserves of $7.5 million, (iii) mark-down allowances of $2.5 million and (iv) returns reserves of $1.0 million. On a quarterly basis, we review the rebate reserve at a distributor level to assess the probability that the distributor will ultimately qualify to receive the rebate incentive.  Once it has been determined that a distributor will not qualify for a rebate reserve incentive due to late payments, we do not reverse the rebate accrual, but rather the circumstances under which the distributor's right to the rebate expired are analyzed when evaluating the collectability of the remaining net receivable balance (inclusive of recorded valuation and rebate reserve). Aggregate receivable valuation allowances will be adjusted as necessary.  As of June 30, 2015, we allowed unearned rebate incentives to accrue as we were in discussions with our distributors to modify the terms of the incentive program, as allowed by the 2015 Sales Policy in a manner that will allow our distributors to realize the incentives that have been accrued.  We do not have a history of reversing accrued rebates with a corresponding increase to revenue and accounts receivable.

Note 2 — Inventories, page F-19

4.              We note your response to our comment 4 in our letter dated July 29, 2015 and your statement that “none of the impairments were associated with inventory held by distributors as we do not retain any ownership obligations after the sales date.” Furthermore, you state that you have assessed the business risk of excess inventory that could result from reduced sales in China and concluded that other sales channels outside of China would be able to absorb any potential excess. In your MD&A discussion related to changes in gross margin on page 40, you attribute the decline to “an increase in obsolete inventory of $8.1 million for the year ended December 31, 2014 compared to 2013 primarily driven by inventory obsolescence in China.” Please clarify whether the impairment relates to inventory in your retail stores or warehouses, and if so why an impairment was necessary given your statement that based on your business risk assessment, channels outside of China could absorb any of potential excess inventory. Furthermore, based on your Exhibit F, we note that it appears that you maintain an inventory reserve. As such, please expand your disclosures around your significant accounting policies to clarify that the Company maintains an inventory reserve. Your footnote disclosures should also clearly disclose that for the periods presented your inventory is presented net of your reserve along with the corresponding amount of the reserve.

Response: We respectfully notify the Staff that the heading “Additional inventory reserves” used in Exhibit F, Rollforward of Inventory Valuation Adjustments, of the Supplemental Information to our letter dated August 13, 2015 was inappropriate.  The heading for that line item should have been appropriately labeled “Additional inventory valuation adjustments” as we do not maintain an inventory reserve.  Rather, all inventory valuation adjustments are applied to individual inventory items and are reflected in the inventory’s new cost basis in accordance with ASC 330-10-35-14.  Therefore, since we do not maintain an inventory reserve, we do not believe we need to expand our disclosure to discuss an inventory reserve.

As noted in our response to comment 4 in our letter dated August 13, 2015, as part of our quarterly close process, we perform a lower of cost or market inventory analysis on a quarterly basis, in accordance with guidance at ASC 330-10-55-2, and we recognize inventory impairments, as necessary, in the period it is determined that the inventory is impaired.  This analysis is performed at the product level and considers both average sales price and the inventory turnover ratio for each product style.

The increase in obsolete inventory of $8.1 million for the year ended December 31, 2014 was primarily associated with discontinued products and styles held by the Company in our warehouses and retail stores.  These discontinued

product lines include accessories, golf products and the Ocean Minded product brand.  The China inventory valuation adjustments were associated with these discontinued product lines as a result of our global restructuring efforts in 2014.  While we concluded valuation adjustments were necessary for discontinued product lines, we have not experienced significant valuation adjustments associated with current product lines nor do we anticipate the need to impair ongoing product lines in the future.

We have assessed the potential impact of reduced sales in China associated with current product lines, and we have concluded the combined impact of reducing inventory production and moving inventory from our China facilities to channels outside of China would allow us to liquidate our available current product line inventory without experiencing a loss on the sale of the inventory.

Note 11 — Allowances, page F-35

5.              We note your response to comment 5 in our letter dated July 29, 2015. It appears that there were significant increases in your sales returns and allowances when comparing the six months ended June 30, 2014 and June 30, 2015, even though total revenues have decreased. As such, please explain in detail the facts and circumstances driving those changes and whether or not any of the changes are also related to the China macro-economic issues and whether this could be an expected trend that you expect to continue.

Response: The increase in our sales returns and allowances (including rebates) for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 is primarily a result of: (i) rebates are aging as China distributors are not paying timely so the rebates are not applied to the gross accounts receivable balances and (ii) in China the rebate awards offered as a percent of sales increased in 2015 as compared to 2014.  We are currently in discussions with our China distributors to modify the terms of the incentive program, as allowed by the 2014 and 2015 Sales Policies, in a manner that will allow our distributors to realize the incentives that have been reserved (please see our response to comment 3 of this letter for an explanation of our policy regarding accruing for and applying rebates to distributor accounts).  Once the rebate incentives have been realized, it is currently our intention to renegotiate many of our China distributor credit arrangements to reduce or eliminate the amount of credit being offered.  If these renegotiation efforts move forward as anticipated, many of our China distributors may become cash basis customers and will likely receive price reduction incentives at the time of sale rather than receiving rebate incentives.  Additionally, we will likely only accept prepayment terms for those distributors on a go forward basis.

Once we have concluded how our relationship with these distributors will be impacted, we will incorporate additional disclosures in our future filings to note these changes, where applicable.

Note 12 — Income Taxes, page F-39

6.              We note your response to comment 6 in our letter dated July 29, 2015. Given the similar nature of the captions included in your effective income tax rate reconciliation and your reconciliation indicating the gross beginning and ending amount of unrecognized tax benefits, please include additional disclosure to clearly indicate that your “Audit Settlement” line in your effective tax rate reconciliation relates to only the cash payment portion of any audit settlements for which uncertain tax positions were previously accrued. Additionally, please clearly disclose that your “Uncertain tax positions” in your effective tax rate reconciliation is inclusive of any gross impact for audit settlements reversed related to previously recorded uncertain tax positions.

Response:  In response to the Staff’s comment, we intend to expand our disclosures in future filings to include additional disclosure to clearly indicate that our “Audit Settlement” line in our effective tax rate reconciliation relates to only the cash payment portion of any audit settlements for which uncertain tax positions were previously accrued and to disclose that our “Uncertain tax positions” in our effective tax rate reconciliation is inclusive of any gross impact for audit settlements reversed related to previously recorded uncertain tax positions. As noted in our response to comment 1 in this letter, we intend to include the following disclosure in future filings:

As it relates to the rate reconciliation impact of Uncertain Tax Positions, the primary items included in this line item are audit settlements (noted as part of the tax position tabular disclosure), plus accrued interest expense. Note that the interest component, while carried as a liability on the balance sheet and recorded as a component of tax expense, is excluded from the tabular disclosure pursuant to the guidance under ASC 740-10-50. The net benefit related to audit settlements is not expected to recur in future periods. The recognition of uncertain tax benefits line in the rate reconciliation includes the gross impact of positions effectively settled relative to the audit assessments.

* * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•                              the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                              staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully notify the Staff that Jeff Lasher, Senior Vice President and Chief Financial Officer will be leaving the position of Chief Financial Officer effective September 30, 2015 and will be replaced by Mike Smith, Interim Chief Financial Officer effective October 1, 2015.  Accordingly, we request any future correspondence be addressed to the attention of Mike Smith (msmith@crocs.com).

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at 303-848-7000. Thank you again for your time and consideration.

Respectfully submitted,

CROCS, INC.

		By:	/s/ Jeffrey J. Lasher
Name: Jeffrey J. Lasher
Title: Senior Vice President - Finance, Chief Financial Officer

cc:	Daniel P. Hart (Crocs, Inc.)
Jason Day (Perkins Coie LLP)